EXHIBIT 99.1

Fury Drills 13.5 Metres of 8.05 g/t Gold at Percival

Vancouver, Canada – December 21, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce results for eight core drill holes at the Percival Main and Percival East prospects, located 14 kilometres (km) east of the Eau Claire deposit in the Eeyou Istchee James Bay Territory of Quebec (Figure 1). Five of the drill holes targeted the westerly down plunge extension of the historical Percival mineralization (Figure 1). The results from the 2022 diamond drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85 metre (m) step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t gold (Au), (including 3.00m of 25.8 g/t Au) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t Au, (including 3m of 8.7 g/t Au, and 3m of 5.5 g/t Au) in drill hole 22KP-005 (Figures 1, 2 and 3). Drilling results are presented below in Table 1.

“The Percival Prospect has been an important target for Fury as we believe it is considerably underexplored and has a lot of room to expand. The recent drill results further support our goal of identifying opportunities to advance our overall ounces at Eau Claire,” commented Tim Clark, CEO of Fury. “The Hinge Target, Gap Zone, and now Percival Prospect targets have all demonstrated the potential for considerable expansion and we are still looking forward to the remaining three holes from the Hinge Target and eastern extension as well as the results from the Geochem survey completed at our Lac Clarkie project which are expected in the coming weeks.”

Percival Prospect

The Percival Prospect is situated along the Cannard Deformation zone which is the primary control over gold mineralization within the region hosting the Eau Claire deposit and numerous gold showings along 30km of strike length contained within the Company’s 100% owned land package. The Percival gold mineralization is currently represented by a 500m by 100m surface footprint with high-grade gold being defined to 300m below surface (Figures 1, 2 and 3). The Percival Prospect is hosted within folded sulphidized and silicified breccia bodies (Figure 4) and represents one of 15 targets along the Percival trend (Figure 5).

Fury recognized that the high-grade core of the Percival mineralization, represented by historical drill intercepts of 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold, and 2.0m of 8.47 g/t gold (Figure 1) (see news release dated February 10, 2021), was parallel and slightly offset to magnetic stratigraphic units that define a steep westerly plunging fold hinge. Targeting of the fold hinge geometry has significantly expanded the Percival mineralized footprint with intercepts of 13.5m of 8.05 g/t Au, including 3m of 25.8 g/t Au from drill hole 22KP-008; 7.5m of 4.38 g/t Au, including 3m of 8.7 g/t Au from drill hole 22KP-005 and; 9.5m of 2.73 g/t Au including 1.5m of 8.57 g/t Au from drill hole 22KP-006 (Figures 2 and 3).  Based on these positive results, the Company is currently planning a second phase of drilling at Percival with the objective of significantly expanding high-grade mineralization down plunge and to the west (Figure 1).

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The Company tested the Percival East prospect representing a parallel fold hinge 500m to the east of the Percival Main drilling. All three holes intercepted wide zones, up to 50m, of silicified breccia with sulphide mineralization that looked very similar to the gold mineralization at Percival Main (Figure 6).  Broad low-grade zones of gold mineralization were encountered in two of the three drill holes, including 15.0m of 0.24 g/t Au from drill hole 22KP-001 and 7.0m of 0.25 g/t Au from drill 22KP-002. Fury’s technical team believes the presence of extensive silicified breccia together with anomalous gold demonstrates that the hydrothermal system persists to the east and that the remaining fourteen biogeochemical targets (see news release dated January 26, 2022), represent excellent opportunities to discover additional mineralized bodies.

Table 1: Percival Main Drill Results

Hole ID		From	To	Length (m)	Au (g/t)
22KP-004		331.5	336	4.5	1.60
		378	381	3	2.32
		397.5	399	1.5	3.19
		429	430.5	1.5	2.86
		441	442.5	1.5	3.14
22KP-005		358.5	366	7.5	4.38
	Incl.	360	363	3	8.74
		379.5	382.5	3	1.87
		408	409.5	1.5	2.33
		469.5	472.5	3	5.51
	Incl.	469.5	471	1.5	9.23
22KP-006		223.5	226.5	3	2.85
		328	337.5	9.5	2.73
	Incl.	330	331.5	1.5	8.57
22KP-007		63	66	3	2.26
22KP-008		234	247.5	13.5	8.05
	Incl.	237	240	3	25.80
		258	259.5	1.5	3.33
		382.5	385.5	3	2.72
		393	394.5	1.5	3.34

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m.

Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m. Lengths for exploration drilling are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

“We have confirmed the hypothesis of a steeply plunging fold hinge as a primary control on high-grade at Percival with three out of the five drill holes intercepting significant gold grades across widths of up to 13.5m within 300m of surface. We look forward to further exploration at Percival Main as well as at the remaining 14 priority biogeochemical anomalies along the Percival trend, as our understanding of the significance of the regional Cannard Deformation Zone increases,” stated Bryan Atkinson, SVP, Exploration of Fury.

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Percival Prospect 2022 Drill Results

Extension of High-Grade Gold Down Plunge

- Mineralization at margin of folded, steeply plunging magnetic stratigraphy remains open down plunge and to the west
- Eight holes completed in 2022, five at Percival Main and three at Percival East

Looking North
22KP-004
22KP-006
22KP-005
22KP-008
22KP-007
ER18-823[2]
6.26 g/t Au over 9.0m
ER19-830[2]
7.13 g/t Au over 8.5m
22KP-008[3]
8.05 g/t Au over 13.5m
incl. 25.80 g/t Au over 3.0m
85m
ER19-845[1]
8.47 g/t Au over 2.0m
60m
22KP-005[3]
4.38 g/t Au over 7.5m
incl. 8.74 g/t Au over 3.0m
5.51 g/t Au over 3.0m
incl. 9.23 g/t Au over 1.5m
22KP-006[3]
2.73 g/t Au over 9.5m
incl. 8.57 g/t Au over 1.5m
OPEN
Legend
Fury Drill Hole
Historical Drill Hole
Proposed Drill Hole Pierce Point
Drill Intercept/ Gold Interpolant (Au g/t)
10
5
2.5
1
0.5
150 m
1. Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m
2. Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m
3. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m ;
Sub intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Figure 1: Percival long section depicting the locations of the recent drill holes in relation to the historical drilling along a steeply west plunging fold.

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Figure 2: Percival cross section of drill hole 22KP-008, the westernmost drill hole targeting the down plunge extension high-grade gold mineralization.

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Figure 3: Percival cross section of drill hole 22KP-005 and 22KP-007 depicting the 150m extension of high-grade mineralization which remains open down plunge.

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Figure 4: Core photo from 22KP-008 depicting the strong silicification and abundant sulphides typical of the Percival style of mineralization.

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Figure 5: Plan view of the Percival Trend depicting the 2022 and select historical drilling intercepts at Percival Main along with the 14 untested geochemical anomalies.

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Figure 6: Comparison of gold bearing silicified breccias from Percival Main on the left and barren to weakly anomalous silicified breccias from Percival East on the right.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

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About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp (25.8%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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